

March 10, 2011

William A. Hawkins
Chairman and Chief Executive Officer
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432

> **Re:** **Medtronic, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed June 29, 2010**
> **File No. 1-07707**
> **Response Letter Dated February 28, 2011**

Dear Mr. Hawkins:

We refer you to our comment letter dated January 19, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
Assistant Director
Division of Corporation Finance